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UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

The AES Corporation	)	File No. 70-9779

Certificate Pursuant to Rule 24 and Release No. 35-27363
Under the Public Utility Holding Company Act of 1935

        On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2004.

Respectfully submitted,
/s/ Earle H. O'Donnell Earle H. O'Donnell Andrew B. Young Hugh E. Hilliard
Dewey Ballantine LLP 1775 Pennsylvania Avenue, N.W. Washington, D.C. 20006

Dated: June 1, 2004

The AES Corporation
SEC Filing Pursuant to Section 3(a)(5) Exemption Order
Period Ended March 31, 2004

Item (1) per Exemption Order (statements attached):

1)
Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended March 31, 2004

2)
Pro Rata Consolidated Balance Sheet of The AES Corporation at March 31, 2004

3)
Statement of Consolidated Income of IPALCO for the 12 months ended March 31, 2004

4)
Statement of Income of IPL for the 12 months ended March 31, 2004

5)
Consolidated Balance Sheet of IPALCO at March 31, 2004

6)
Balance Sheet of IPL at March 31, 2004

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(INCLUDES IPALCO)
FOR THE TWELVE MONTHS ENDED MARCH 31, 2004
PRORATA BASIS(1)
(unaudited)

Twelve Months Ended 3/31/2004
($ in millions)
REVENUES:
Sales and services	$8,223
OPERATING COSTS AND EXPENSES:
Cost of sales and services	5,815
Selling, general and administrative expenses	168

Total operating costs and expenses	5,983

OPERATING INCOME	2,240
OTHER INCOME AND (EXPENSE):
Interest expense, net	(1,663)
Other (expense) income, net	(138)
Foreign currency transaction gains (losses)	37

(LOSS) INCOME BEFORE INCOME TAXES	476
Income tax (benefit) expense	197

(LOSS) INCOME FROM CONTINUING OPERATIONS	279
Loss from operations of discontinued components (net of income taxes)	(770)

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(491)
Cumulative effect of accounting change (net of income taxes)	43

NET (LOSS) INCOME	$(448)

(1)
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
MARCH 31, 2004
($ in millions, unaudited)

ASSETS
Current assets
Cash and cash equivalents	$1,120
Restricted cash	725
Short-term investments	201
Accounts receivable, net of reserves	1,204
Inventory	357
Receivable from affiliates	3
Deferred income taxes — current	150
Prepaid expenses	103
Other current assets	695
Current assets of discontinued operations and businesses held for sale	223

Total current assets	4,781
Property, plant and equipment
Land	739
Electric generation and distribution assets	21,051
Accumulated depreciation and amortization	(4,745)
Construction in progress	1,389

Property, plant and equipment, net	18,434
Other assets
Deferred financing costs, net	455
Investments in and advances to affiliates	665
Debt service reserves and other deposits	539
Goodwill, net	1,381
Deferred income taxes — noncurrent	788
Long-term assets of discontinued operations and businesses held for sale	746
Other assets	1,945

Total other assets	6,519
Total	$29,734

(1)
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
MARCH 31, 2004
($ in millions, unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,127
Accrued interest	366
Accrued and other liabilities	1,315
Current liabilities of discontinued operations and businesses held for sale	728
Recourse debt—current portion	1
Non-recourse debt—current portion	2,412

Total current liabilities	5,949
Long-term liabilities
Non-recourse debt	10,743
Recourse debt	5,587
Deferred income taxes	1,048
Pension liabilities	924
Long-term liabilities of discontinued operations and businesses held for sale	91
Other long-term liabilities	3,150

Total long-term liabilities	21,543
Minority interest	1,165
Stockholders' equity
Preferred stock—5- million shares authorized, none issued	—
Common stock—$0.1 par value—1,200 millions shares authorized for 2004 and 2003, 633 million issued and outstanding in 2004, 626 million issued and outstanding in 2003	6
Additional paid-in capital	5,363
Accumulated deficit	(1,055)
Accumulated other comprehensive loss	(3,237)

Total stockholders' equity	1,077
Total	$29,734

(1)
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statement of Income
(In Thousands)
(Unaudited)

For the Twelve Months Ended March 31, 2004
ELECTRIC UTILITY OPERATING REVENUES	$826,805
UTILITY OPERATING EXPENSES:
Operation:
Fuel	179,215
Other operating expenses	121,839
Power purchased	14,482
Maintenance	84,549
Depreciation and amortization	119,473
Taxes other than income taxes	27,877
Income taxes — net	92,979

Total operating expenses	640,414

UTILITY OPERATING INCOME	186,391

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	4,460
Gain (loss) on sales of assets, net	(1,351)
Other — net	448
Income tax benefit — net	25,599

Total other income (deductions) — net	29,156

INTEREST AND OTHER CHARGES:
Interest on long-term debt	108,777
Other interest	656
Allowance for borrowed funds used during construction	(2,463)
Amortization of redemption premiums and expense on debt — net	2,864
Preferred dividends of subsidiary	3,213

Total interest and other charges — net	113,047

NET INCOME	$102,500

INDIANAPOLIS POWER & LIGHT COMPANY
Statement of Income
(In Thousands)
(Unaudited)

For the Twelve Months Ended March 31, 2004
OPERATING REVENUES	$826,805
OPERATING EXPENSES:
Operation:
Fuel	179,215
Other	121,839
Power purchased	14,482
Maintenance	84,549
Depreciation and amortization	119,473
Taxes other than income taxes	27,877
Income taxes — net	92,979

Total operating expenses	640,414

OPERATING INCOME	186,391

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	4,460
Miscellaneous income and (deductions) — net	(336)
Gain on sale of asset	866
Income (taxes) applicable to other income and deductions	261

Total other income and (deductions) — net	4,729

INTEREST AND OTHER CHARGES:
Interest on long-term debt	45,486
Other interest	656
Allowance for borrowed funds used during construction	(2,463)
Amortization of redemption premium and expense on debt — net	1,847

Total interest and other charges — net	45,526

NET INCOME	145,594

PREFERRED DIVIDEND REQUIREMENTS	3,213

INCOME APPLICABLE TO COMMON STOCK	$142,381

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheets
(In Thousands)
(Unaudited)

ASSETS	March 31, 2004
UTILITY PLANT:
Utility plant in service	$3,216,531
Less accumulated depreciation	1,295,403

Utility plant in service — net	1,921,128
Construction work in progress	201,063
Land held for sale	2,465
Property held for future use	1,085

Utility plant — net	2,125,741

OTHER ASSETS:
Nonutility property — at cost, less accumulated depreciation	1,508
Other investments	6,656

Other assets — net	8,164

CURRENT ASSETS:
Cash and cash equivalents	29,328
Accounts receivable and unbilled revenue (less allowance for doubtful accounts of $1,922)	42,606
Fuel — at average cost	27,245
Materials and supplies — at average cost	47,610
Net income tax refunds receivable	222
Prepayments and other current assets	6,377

Total current assets	153,388

DEFERRED DEBITS:
Regulatory assets	191,464
Miscellaneous	33,800

Total deferred debits	225,264

TOTAL	$2,512,557

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheets
(In Thousands)
(Unaudited)

CAPITALIZATION AND LIABILITIES	March 31, 2004
CAPITALIZATION:
Common shareholder's deficit:
Premium on 4% cumulative preferred stock	$649
Paid in capital	245
Accumulated deficit	(75,305)
Accumulated other comprehensive loss	(58,047)

Total common shareholder's deficit	(132,458)
Cumulative preferred stock of subsidiary	59,135
Long-term debt (less current maturities and sinking fund requirements)	1,502,008

Total capitalization	1,428,685

CURRENT LIABILITIES:
Current maturities and sinking fund requirements	300
Accounts payable	39,157
Accrued expenses	16,064
Dividends payable	803
Accrued real estate and personal property taxes	18,387
Accrued income and other taxes	20,218
Accrued interest	38,347
Customer deposits	10,712
Other current liabilities	879

Total current liabilities	144,867

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes — net	414,569
Regulatory liabilities and other removal costs	366,301
Unamortized investment tax credit	27,496
Accrued postretirement benefits	6,274
Accrued pension benefits	114,035
Miscellaneous	10,330

Total deferred credits and other long-term liabilities	939,005

COMMITMENTS AND CONTINGENCIES TOTAL	$2,512,557

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheets
(In Thousands)
(Unaudited)

ASSETS	March 31, 2004
UTILITY PLANT:
Utility plant in service	$3,216,531
Less accumulated depreciation	1,295,403

Utility plant in service — net	1,921,128
Construction work in progress	201,063
Land held for sale	2,465
Property held for future use	1,085

Utility plant — net	2,125,741

OTHER PROPERTY — At cost, less accumulated depreciation	2,233

CURRENT ASSETS:
Cash and cash equivalents	27,692
Accounts receivable and unbilled revenue (less allowances for doubtful accounts of $1,908)	42,493
Receivable due from Parent	95
Fuel — at average cost	27,245
Materials and supplies — at average cost	47,615
Net income tax refunds receivable	222
Prepayments and other current assets	6,377

Total current assets	151,739

DEFERRED DEBITS:
Regulatory assets	191,464
Miscellaneous	25,574
Total deferred debits	217,038

TOTAL	$2,496,751

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheets
(In Thousands)
(Unaudited)

CAPITALIZATION AND LIABILITIES	March 31, 2004
CAPITALIZATION:
Common shareholder's equity:
Common stock	$324,537
Premium and net gain on preferred stock	2,642
Paid in capital	245
Retained earnings	348,559
Accumulated other comprehensive loss	(58,045)

Total common shareholder's equity	617,938
Cumulative preferred stock	59,135
Long-term debt (less current maturities and sinking fund requirements)	752,008

Total capitalization	1,429,081

CURRENT LIABILITIES:
Accounts payable	39,180
Accrued expenses	15,379
Dividends payable	803
Accrued real estate and personal property taxes	18,384
Accrued taxes	28,950
Accrued interest	14,230
Customer deposits	10,712
Other current liabilities	879

Total current liabilities	128,517

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes — net	414,717
Regulatory liabilities and other removal costs	366,301
Unamortized investment tax credit	27,496
Accrued postretirement benefits	6,274
Accrued pension benefits	114,035
Miscellaneous	10,330

Total deferred credits and other long-term liabilities	939,153

COMMITMENTS AND CONTINGENCIES TOTAL	$2,496,751

Item (2) per Exemption Order (Income Statement Amounts are 12 months ended):

IPL Contributions To
AES/IPALCO Consolidated Holding Company
(Pro Rata Consolidation Basis(1))
($MM)

	12 Mos. ended 3/31/03(2)	12 Mos. ended 3/31/04
Gross Revenues(3)	10.43%	10.06%
IPL	841	827
IPALCO (excluding IPL)	0	0
AES	7,225	7,396
AES/IPALCO	8,066	8,223
Operating Income	19.06%	12.46%
IPL	315	279
IPALCO (excluding IPL)	0	0
AES	1,338	1,961
AES/IPALCO	1,653	2,240
Net Income (Loss)	(5.29)%	(31.70)%
IPL	164	142
IPALCO (excluding IPL)	(38)	(40)
AES	(3,229)	(550)
AES/IPALCO	(3,103)	(448)
Net Assets	6.17%	8.40%
IPL	2,027	2,497
IPALCO (excluding IPL)	23	16
AES	30,819	27,221
AES/IPALCO	32,869	29,734

(1)
In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary.
(2)
Excludes CILCO, which AES sold during the first quarter of 2003.
(3)
Gross business revenues (utility and non-utility) of IPALCO combined as a percentage of total gross business revenues (including IPALCO/IPL, utility and non-utility) of AES.

Item (3) per Exemption Order—Generation Information:

AES Generating Plants in Operation at March 31, 2004 (excluding IPALCO):

Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
AES Deepwater	USA	160	100	160	QF
AES Beaver Valley	USA	125	100	125	QF
AES Placerita	USA	120	100	120	QF
AES Thames	USA	181	100	181	QF
AES Shady Point	USA	320	100	320	QF
AES Hawaii	USA	203	100	203	QF
AES Warrior Run	USA	180	100	180	QF
AES Somerset	USA	675	100	675	EWG
AES Cayuga	USA	306	100	306	EWG
AES Greenidge	USA	161	100	161	EWG
AES Westover	USA	126	100	126	EWG
AES Alamitos	USA	1,986	100	1,986	EWG
AES Redondo Beach	USA	1,334	100	1,334	EWG
AES Huntington Beach	USA	904	100	904	EWG
AES Hemphill	USA	14	67	9	QF
AES Mendota	USA	25	100	25	QF
AES Delano	USA	50	100	50	QF
AES Puerto Rico	USA	454	100	454	FUCO
AES Granite Ridge (held for sale)	USA	720	100	720	EWG
AES Ironwood	USA	705	100	705	EWG
AES Red Oak	USA	832	100	832	EWG
AES Wolf Hollow (held for sale)	USA	730	100	730	EWG
DOMESTIC SUBTOTAL:		10,311		10,306
Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
AES San Nicolas	Argentina	650	88	572	EWG
AES Cabra Corral	Argentina	102	98	100	FUCO
AES El Tunal	Argentina	10	98	10	FUCO
AES Sarmiento	Argentina	33	98	32	FUCO
AES Ullum	Argentina	45	98	44	FUCO
AES Quebrada	Argentina	45	100	45	FUCO
AES Alicura	Argentina	1,040	99	1,030	FUCO
AES Bayano	Panama	260	49	127	FUCO
AES Panama	Panama	42	49	21	FUCO
Esti	Panama	120	49	59	FUCO
AES Chiriqui — La Estrella	Panama	42	49	21	FUCO
AES Chiriqui — Los Valles	Panama	48	49	24	FUCO
AES Los Mina	Dom. Rep.	210	100	210	EWG
AES Xiangci — Cili	China	26	51	13	FUCO
Wuhu	China	250	25	63	FUCO
Chengdu Lotus City	China	48	35	17	FUCO
AES Jiaozuo	China	250	70	175	FUCO

AES Hefei	China	115	70	81	FUCO
AES Chongqing Nanchuan	China	50	71	36	FUCO
Yangcheng	China	2,100	25	525	FUCO
AES Ekibastuz	Kazakhstan	4,000	100	4,000	FUCO
AES Ust-Kamenogorsk GES	Kazakhstan	331	0	0	FUCO
AES Shulbinsk GES	Kazakhstan	702	0	0	FUCO
AES Ust-Kamenogorsk TETS	Kazakhstan	1,356	100	1,356	FUCO
AES Sogrinsk TETS	Kazakhstan	301	100	301	FUCO
Altai-Ust-Kamenogorsk Heat Nets	Kazakhstan	260	Mgmt	0	FUCO
OPGC	India	420	49	206	FUCO
AES Lal Pir	Pakistan	365	55	201	FUCO
AES PakGen	Pakistan	365	55	201	FUCO
AES Borsod	Hungary	171	100	171	FUCO
AES Tisza II	Hungary	860	100	860	FUCO
AES Tiszapalkonya	Hungary	250	100	250	FUCO
AES Elsta	Netherlands	405	50	203	FUCO
AES Indian Queens	U.K.	140	100	140	EWG
AES Kilroot	U.K.	520	97	504	FUCO
AES Uruguaiana	Brazil	639	46	294	FUCO
AES Tiete (10 plants)	Brazil	2,650	25	663	FUCO
AES EDC	Venezuela	2,616	86	2,250	FUCO
AES Merida III	Mexico	495	55	272	FUCO
AES Ottana	Italy	140	100	140	FUCO
AES Mammonal (held for sale)	Colombia	90	69	62	FUCO
AES Chivor	Colombia	1,000	96	960	FUCO
AES Gener-Electrica de Santiago	Chile	379	89	337	FUCO
AES Gener-Energia Verde	Chile	42	99	42	FUCO
AES Gener-Guacolda	Chile	304	49	149	FUCO
AES Gener-Norgener	Chile	277	99	274	FUCO
Itabo	Dom. Rep.	433	25	108	FUCO
AES Bohemia	Czech Rep.	50	100	50	FUCO
AES SONEL	Cameroon	850	56	476	FUCO
Central Dique	Argentina	68	51	35	FUCO
AES Termoandes	Argentina	643	99	637	FUCO
AES Parana	Argentina	845	100	845	FUCO
Ebute	Nigeria	306	95	291	FUCO
AES Centrogener	Chile	782	99	774	FUCO
AES Barka	Oman	427	52	222	FUCO
Ras Laffan	Qatar	413	55	229	FUCO
AES Kelanitissa	Sri Lanka	168	90	151	FUCO
AES Andres	Dom. Rep.	304	100	304	FUCO
FOREIGN SUBTOTAL:		29,853		21,163
TOTAL — March 31, 2004		40,164		31,469
Foreign Generation as a Percentage of Total:		74%		67%

IPALCO Generating Plants at March 31, 2004:

Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
Petersburg	USA	1,715	100	1,715	IURC
H.T. Pritchard (Eagle Valley)	USA	367	100	367	IURC
E.W. Stout	USA	1,116	100	1,116	IURC
Georgetown	USA	80	100	80	IURC
TOTAL — March 31, 2004		3,278		3,278

        Revenues from electric generation capacity—12 months ended March 31, 2004 (millions of dollars):

IPALCO	579	13%
AES (excluding IPALCO)	3,874	87%

Total	4,453	100%

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

        There has been no change in the amount of generation capacity owned by IPALCO and a 3,019 MW decrease in the amount of generation capacity owned by AES (excluding IPALCO) from 34,488 MW to 31,469 MW since September 30, 2003. There has been a 2% increase in the total revenues earned from the capacity owned by AES and IPALCO in the 12-month period ended March 31, 2004 compared with the 12-month period ended September 30, 2003. The percentage of the total revenues derived from the generation capacity owned by IPALCO has remained the same at 13%.(1)

        The countries in which AES' net generating capacity increased during the fourth quarter of 2003 and the first quarter of 2004 are as follows: The Dominican Republic, Nigeria, Pakistan, Panama, Qatar, Sri Lanka and Venezuela.

(1)
This evaluation excludes the electric generation assets and revenues of CILCO, which AES sold during the first quarter of 2003.

Item (4) per Exemption Order— Electric Transmission and Distribution and Gas Distribution:

        Electric transmission and distribution and gas distribution assets owned as of March 31, 2004 (millions of dollars):

IPALCO	1,394
Total AES (excluding IPALCO)	4,253

Total	5,647

        Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2004 (millions of dollars):

IPALCO	248
Total AES (excluding IPALCO)	3,522

Total	3,770

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

        The total transmission and distribution assets owned by AES and IPALCO have decreased since September 30, 2003. IPALCO's transmission and distribution assets have increased slightly while the revenues derived from such assets have remained stable since September 30, 2003. AES' transmission and distribution assets have decreased and the revenues derived from such assets have increased since September 30, 2003. IPALCO's percentage of the total transmission and distribution assets has increased from 22% to 25% and IPALCO's percentage of the total revenues from such assets has remained the same at 7% for the 12-month period ending March 31, 2004 compared to the 12-month period ending September 30, 2003.(1)

(1)
This evaluation excludes the transmission and distribution assets and revenues of CILCO, which AES sold during the first quarter of 2003.

Item (5) per Exemption Order:

        IPL has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the fourth quarter of 2003 or the first quarter of 2004.

Item (6) per Exemption Order:

        During the fourth quarter of 2003 and the first quarter of 2004, no application has been made to the Indiana Utility Regulatory Commission ("IURC") that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

Item (7) per Exemption Order:

        As previously reported, on January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren Corporation after receiving all necessary regulatory approvals.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 1st day of June, 2004 by the undersigned thereunto duly authorized.

The AES Corporation
By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel

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The AES Corporation SEC Filing Pursuant to Section 3(a)(5) Exemption Order Period Ended March 31, 2004
  Item (1) per Exemption Order (statements attached)
CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES IPALCO) FOR THE TWELVE MONTHS ENDED MARCH 31, 2004 PRORATA BASIS(1) (unaudited)
PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) MARCH 31, 2004 ($ in millions, unaudited)
PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) MARCH 31, 2004 ($ in millions, unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Statement of Income (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Statement of Income (In Thousands) (Unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Balance Sheets (In Thousands) (Unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Balance Sheets (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheets (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheets (In Thousands) (Unaudited)
  Item (2) per Exemption Order (Income Statement Amounts are 12 months ended)
IPL Contributions To AES/IPALCO Consolidated Holding Company (Pro Rata Consolidation Basis(1)) ($MM)
  Item (3) per Exemption Order—Generation Information
  Item (4) per Exemption Order— Electric Transmission and Distribution and Gas Distribution
  Item (5) per Exemption Order
  Item (6) per Exemption Order
  Item (7) per Exemption Order
SIGNATURE